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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Kiska Reports Copper and Gold Recoveries From

Initial Metallurgical Studies at Island Mountain Prospect, Whistler Project, Alaska

KSK10-26

Vancouver, BC – October 21, 2010:  Kiska Metals Corporation (“Kiska” or the “Company”) is pleased to report the results of initial metallurgical studies carried out on copper-gold mineralization from its Island Mountain Prospect, Whistler Project, Alaska.  Tests on two composite samples utilizing open circuit flotation followed by cyanide leaching of flotation tailings returned average copper concentrates grading 23% copper with recoveries averaging 67% for copper and 82% for gold.

“Given the early stage of the testing, we are very pleased with the initial metallurgical results at Island Mountain. Further metallurgical work will investigate maximizing gold recoveries by gravity separation and locked cycle flotation processing, as well as other methods of process optimization. These additional techniques seeking better recoveries represent the standard procedure that follows initial tests and are expected to improve overall metallurgical performance and metal recoveries.” stated Jason Weber, president and CEO of Kiska Metals. “This test work also demonstrates that mineralization at Island Mountain is amenable to the same conventional metallurgical processing methods anticipated for gold and copper recovery at the Whistler Deposit. As such, it becomes more likely that mineralized material from both the Island Mountain and Whistler deposits can be treated at a single centrally located processing facility. It is a significant realization that the Island Mountain mineralization can potentially be viewed as a growing part of a district resource base when combined with the Whistler Deposit resource. Given that view, there is strong justification for proceeding with an aggressive exploration effort at Island Mountain, in addition to the exploration program for the Whistler Orbit, to define new gold-copper resources on the project.”

Two composite samples were collected from the Island Mountain discovery hole, IM09-001, representing the upper intercept (150 metres 0.72g/t gold, 0.16% copper) and copper-poor lower intercept (107 metres of 1.22g/t gold and 0.05% copper). Testing of both zones determined that selective flotation of a copper plus gold concentrate and subsequent cyanide leaching of the combined cleaner and rougher tailings produced a saleable copper concentrate with excellent overall gold recoveries. This testing was undertaken to determine the metallurgical characteristics of the two distinctly different styles of mineralization noted at Island Mountain and to compare these characteristics with those anticipated at the Whistler Deposit, 23 kilometres to the northeast.

Open circuit flotation followed by cyanide leaching of the flotation tailings from the lower intercept recovered 70.6% of the copper and 89.6% of the gold.  The tests produced a copper concentrate grading 23.3%. The cyanide leach of the flotation tailings was conducted over a 48 hour period with an industry standard cyanide consumption rate of 0.38 kg/t.

Open circuit flotation tests followed by cyanide leaching of the flotation tailings from the upper intercept, recovered 63.4% of copper and 75.1% of gold. The tests produced a copper concentrate grading 22.5%.  The cyanide leach of the flotation tailings was also carried out over a 48 hour period with an industry standard cyanide consumption rate of 0.4 kg/t.

Metallurgical testing was carried out by G&T Metallurgical Labs in Kamloops B.C. under the supervision of Robert J. Tucker P.Eng. who also provided the interpretation of results.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

Qualified Person Statement

The content of this release has been reviewed and approved by Mr. Robert Tucker, P. Eng.. Mr. Tucker surpervised and interpreted results of the metallurgical testwork and is a Qualified Person as defined under the terms of National Instrument 43-101. Metallurgical testing was carried out by G & T Metallurgical Labs in Kamloops, BC.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.